[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

May 2, 2016

VIA EDGAR CORRESPONDENCE

Sumeera Younis, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Integrity Funds
File Nos. 33-53698 and 811-07322

Dear Ms. Younis:

We received your oral comments via telephonic conference on April 4, 2016 regarding Post-Effective Amendment No. 83 to the Registration Statement for The Integrity Funds (the “Trust”) filed on February 16, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”), with respect to Integrity Energized Dividend Fund (the “Fund”), a new series of the Trust. This letter is intended to respond to your comments, and the applicable changed pages from the prospectus (the “Prospectus”) and statement of additional information (“SAI”) are included.

Comments 1 - 9 relate to the Prospectus.

COMMENT 1

In the Example included under the heading “Fees and Expenses of the Fund” in the Fund Summary, please include the expiration date of the expense limitation.

RESPONSE TO COMMENT 1

The Prospectus has been revised in accordance with this comment.

COMMENT 2

In the Fund Summary, the first paragraph under the heading “Principal Investment Strategies” includes the following sentence: “The Fund will invest at least 65% of its net assets in domestic and foreign issuers with business operations in or related to energy industries, including certain utilities and materials companies.” With respect to this sentence and the composition of the remaining 35%, if any specific area(s) will be targeted, please add related disclosure. In addition, with respect to the reference to utilities, please indicate supplementally whether such utilities will be comprised of energy-related utilities.

RESPONSE TO COMMENT 2

Viking Fund Management, LLC (“Viking”) has advised that, with respect to the remaining 35% of the Fund’s net assets, no specific areas are currently expected to be targeted. In addition, Viking has advised that the “certain utilities” referenced are intended to be comprised of energy-related utilities.

COMMENT 3

In the Fund Summary, the third paragraph under the heading “Principal Investment Strategies” states that “the Fund defines the energy sector to include, among others, the following industries:” followed by five bullet points referencing particular industries. Is the phrase “the Fund defines” intended to indicate that the Fund has its own definition of “energy sector” or is such definition based on another definition of a third party (for example, Dow Jones or GICS)? Consider replacing “the Fund defines the energy sector” with another phrase, such as “the energy sector is defined.” With respect to the bullet points, consider adding industry-specific risk disclosure to the extent an industry referenced in a bullet point could represent more than 25% of the Fund’s total assets. Additionally, please consider whether any other industries could constitute more than 25% of the Fund’s total assets and, if so, add a corresponding bullet point.

RESPONSE TO COMMENT 3

Viking has advised that the definition of “energy sector” is the Fund’s own definition, although such definition is based on components widely considered to be included in the sector and consistent with widely accepted terminology. Nonetheless, the suggestion to replace “the Fund defines the energy sector” with “the energy sector is defined” has been incorporated. With respect to the bullet points, Viking has advised that any industry referenced in a bullet point could, at particular times, represent more than 25% of the Fund’s total assets; however, no other industries are currently expected to represent more than 25% of the Fund’s total assets. We have added industry-specific risk disclosure.

COMMENT 4

In the Fund Summary, the second to last paragraph under the heading “Principal Investment Strategies” describes when the Team will consider selling a security. Please describe supplementally in your response the related process that the Team will follow (e.g., will there be ongoing monitoring and procedures to determine?).

RESPONSE TO COMMENT 4

Viking has advised that the Team, through ongoing research, intends to monitor each of the Fund’s holdings to determine whether any of the relevant business fundamentals have deteriorated, to determine whether such holdings no longer pay a dividend, and to determine if a more attractive investment opportunity is available.

COMMENT 5

With respect to the “Principal Risks” section please consider how relevant “special situation” companies risk is to the Fund’s strategy and, if it is, consider adding a related statement to the “Principal Investment Strategies” section to clarify why these types of companies are targeted.

RESPONSE TO COMMENT 5

Viking has considered the comment and concluded that “special situations” companies risk is not currently expected to be a principal risk; therefore, we have removed that risk disclosure from the Fund Summary, but included it later in the prospectus where additional risk disclosure is contained.

COMMENT 6

With respect to the “Principal Risks” section, please consider revising the disclosure relating to energy sector risk so that it includes regulatory risk and risk of legislation and regulatory initiatives relating to hydraulic fracturing (which currently appears separately). Please refer to companies that engage in hydraulic fracturing in the “Principal Investment Strategies” section.

RESPONSE TO COMMENT 6

The Prospectus has been revised in accordance with this comment.

COMMENT 7

With respect to the “Principal Risks” section, please consider whether risks of the basic materials sector and risks of development stage and small cap stocks are principal risks and, if so, reflect that in the “Principal Investment Strategies” section.

RESPONSE TO COMMENT 7

Viking has considered the comment and concluded that materials companies risk is a principal risk; as a related matter, the first paragraph under the heading “Principal Investment Strategies” refers to “materials companies.” Viking has advised that, for consistency, the term “basic” should be deleted from the risk factor disclosure. In addition, Viking has advised that risks of small cap stocks are properly included as a principal risk; in this regard, the second paragraph under the heading “Principal Investment Strategies” indicates that the Fund may invest in companies of any size. However, Viking has determined that the risk of development stage stocks may be deleted from principal risks and included later in the prospectus where additional risk disclosure is contained.

COMMENT 8

With respect to the “Principal Risks” section and the disclosure relating to risk of foreign securities, please consider how significant investments in foreign securities are expected to be and, if significant, consider expanding the disclosure. Also, please consider whether disclosure relating specifically to foreign currency risk and/or emerging markets should be added. If appropriate, please refer to ADRs, Global Depositary Receipts and European Depositary Receipts in the “Principal Investment Strategies” section.

RESPONSE TO COMMENT 8

Viking has considered the comment and the risk disclosure pertaining to foreign securities. Investments in foreign securities are typically expected to be in the form of ADRs. In this regard, we have added a reference to ADRs in the “Principal Investment Strategies” section and expanded the discussion of depositary receipts risk in the foreign securities risk discussion. We have added risk disclosure pertaining to foreign currency risk and emerging markets risk later in the prospectus where additional risk disclosure is contained.

COMMENT 9

Under the heading “Additional Information,” please add disclosure regarding the Fund’s principal investment strategies and principal risks.

RESPONSE TO COMMENT 9

The Prospectus has been revised in accordance with this comment.

Comments 10 and 11 relate to the SAI.

COMMENT 10

At the beginning of the SAI, please include the date on which this particular Fund was organized.

RESPONSE TO COMMENT 10

The SAI has been revised in accordance with this comment to reflect the organization date of February 6, 2016.

COMMENT 11

In the second paragraph under the heading “Trustees and Officers -- Board Leadership Structure,” please consider adding the name of the Chairman of the Board.

RESPONSE TO COMMENT 11

The SAI has been revised in accordance with this comment.

TANDY ACKNOWLEDGEMENT

In connection with the Trust’s Registration Statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell
Suzanne M. Russell